Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

URBAN OUTFITTERS, INC

1.	The name of the corporation is URBAN OUTFITTERS, INC.

2.	The address of the registered office of the corporation in the Commonwealth of Pennsylvania is 1801 Walnut Street, Philadelphia, Pennsylvania 19103, Philadelphia County.

3.	The corporation is incorporated under the Pennsylvania Business Corporation Law of 1988 and shall have unlimited power to engage in all lawful business for which corporations may be incorporated under the Pennsylvania Business Corporation Law of 1988.

4.	The aggregate number of shares which the corporation shall have authority to issue is 50,000,000 Common Shares, par value $.0001 per share (the “Common Shades”), and 10,000,000 Preferred Shares, par value $.0001 per share (the “Preferred Shares”)

(a) Common Shares.

(i) All outstanding Common Shares shall be identical and shall entitle the holders thereof to the same rights and privileges. The holders of Common Shares shall have no preemptive or preferential rights of subscription to any shares of any class of capital stock of the Corporation.

(ii) When, as and if dividends or distributions are declared on outstanding Common Shares, whether payable in cash, in property or in securities of the Corporation, the holders of outstanding Common Shares shall be entitled to share equally in such dividends and distributions.

(iii) Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of outstanding Common Shares shall be entitled to share equally in the assets of the Corporation to be distributed among the holders of Common Shares.

(iv) The holders of outstanding Common Shares shall have the right to vote on (or, as provided by law, take action by consent with respect to) the election and removal of the directors of the Corporation and on, and with respect to, all other matters to be voted on or consented to by the shareholders of the Corporation, and each holder shall be entitled to one vote for each share of Common Shares held. Except as otherwise provided by law or by the terms of a class or series of the Preferred Shares fixed by a resolution or resolutions of the Board of Directors adopted pursuant to paragraph (b) below, the holders of Preferred Shares shall not have any right to vote on, or consent with respect to, any matters to be voted on or consented to by the shareholders of the Corporation and the Preferred Shares shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(b) Preferred Shares. Preferred Shares of the Corporation may be issued from time to time in one or more classes or series, each of which shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Shares shall have such voting powers, full or limited, or no voting powers, and such other relative rights, powers and preferences, including, without limitation, rights to dividends, conversion rights, if any, redemption price and liquidation preference, and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such class or series as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the Commonwealth of Pennsylvania.

5.	No director of the corporation shall be personally liable, as such, for monetary damages for any action taken, or any failure to take any action, except to the extent that by law a director’s liability for monetary damages may not be limited.

6.

In lieu of any statutory standard of care that would otherwise be applicable in the absence of the provisions of this article, each officer of the corporation shall perform his duties as an officer in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances, except that notwithstanding the foregoing no officer shall be personally liable for monetary damages (other than under criminal statutes and under federal, state and local laws imposing liability on officers for the payment of taxes) unless his conduct constitutes self-dealing, willful misconduct or recklessness. In performing his duties, each officer shall be entitled to rely on others, to consider all factors deemed by him to be pertinent, and to be presumed to be acting in the best interests of the corporation, in each case to the same extent as directors of the corporation are so entitled under the Pennsylvania Business Corporation Law of 1988 as the same may be amended from time to time.

7.	Shareholders shall not have the right to call meetings of shareholders or to propose amendments to the articles of incorporation of the corporation.

8.	An action may be authorized by the shareholders without a meeting by less than unanimous written consent.

9.	The provisions of Section 2538(a), Subchapters E, F, G and H of Chapter 25 of the Pennsylvania Business Corporation Law of 1988 (15 Pa.C.S.), as amended, and any corresponding provisions of succeeding law, shall not be applicable to the Corporation.